Bradford & Bingley

02 APR 17 AM 11:1?

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SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02028458

Tel. 01274 806106

4 April 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

4/19

Head Office, PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradford-bingley.co.uk

Bradford & Bingley plc. Registered in England No 3938288. Registered Office PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Regulated by the Personal Investment Authority for investment business

F427 (12/2000)

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY PROFIT SHARING SCHEME SHARE APPROPRIATION

Please note that, in order to facilitate the operation of the Bradford & Bingley Profit Sharing Scheme ("PSS"), Computershare Trustees Limited as trustee of the Bradford & Bingley Share Ownership Trust established by Deed on 3 October 2000 (the "Trust"), purchased 314,714 Ordinary Shares in Bradford & Bingley plc at 315.52 pence per share on 2 April 2002. Computershare Trustees Limited have agreed to use the shares to satisfy an appropriation made under the rules of the PSS on 26 March 2002.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees of Bradford & Bingley plc) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Computershare Trustees Limited.

End

3 April 2002

Re 82-5154

Bradford & Bingley plc

02 APR 17 AM 11:11

SHARE PURCHASE BY TRUSTEE TO SATISFY PROFIT SHARING SCHEME SHARE APPROPRIATION

Please note that, in order to facilitate the operation of the Bradford & Bingley Profit Sharing Scheme ("PSS"), Computershare Trustees Limited as trustee of the Bradford & Bingley Share Ownership Trust established by Deed on 3 October 2000 (the "Trust"), purchased 150,000 Ordinary Shares in Bradford & Bingley plc at 312.2 pence per share on 28 March 2002. Computershare Trustees Limited have agreed to use the shares to satisfy an appropriation made under the rules of the PSS on 26 March 2002.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees of Bradford & Bingley plc) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Computershare Trustees Limited.

End

2 April 2002

Re-82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY PROFIT SHARING SCHEME SHARE APPROPRIATION

Please note that, in order to facilitate the operation of the Bradford & Bingley Profit Sharing Scheme ("PSS"), Computershare Trustees Limited as trustee of the Bradford & Bingley Share Ownership Trust established by Deed on 3 October 2000 (the "Trust"), purchased 125,000 Ordinary Shares in Bradford & Bingley plc at 305.24 pence per share on 27 March 2002. Computershare Trustees Limited have agreed to use the shares to satisfy an appropriation made under the rules of the PSS on 26 March 2002.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees of Bradford & Bingley plc) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Computershare Trustees Limited.

End

28 March 2002

Re 82-5154

Bradford & Bingley plc

Directors' shareholdings

Below are details of share appropriations made to Directors on 26 March 2002 under the rules of the Bradford & Bingley Profit Sharing Scheme, an Inland Revenue approved scheme open to all employees. The shares appropriated are registered in the name of the scheme trustees, Computershare Trustees Limited.

The shares were appropriated at a price of 306.5 pence per share.

Director	**Number of shares appropriated**
Christopher Rodrigues	2,610
Steven Crawshaw	2,610
Keith Greenough	2,610
Rosemary Thorne	2,610

End

27 March 2002

Re 82-5154

3 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 178,000 of its ordinary shares on Wednesday, 3 April 2002 at a price of 316.4p per share.

END

Re 82-5154

gareth.price@uk.abnamro.com on 02/04/2002 17:25:20

To: Philip Kershaw/GroupSecretariat/Secretariat/BBGroup@BBGROUP
cc:

Subject: Buy back-26th March

02 APR 17 AM 11:17

Philip,

Please find attached the announcement relating to the recent buy back.

Apologies for not sending an email through to you on the date.

Kind regards
Gareth

RNS Number:6527T
Bradford & Bingley PLC
26 March 2002

26 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re- Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 255,000 of its ordinary shares on Tuesday, 26 March 2002 at a price of 304.62p per share.

E

Re 82-5154

For immediate release
11 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 350,000 of its ordinary shares on Monday 11 March 2002 at a price of 325.55p per share.

END

Re 82-5154

For immediate release
12 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 450,000 of its ordinary shares on Tuesday, 12 March 2002 at a price of 322.22p per share.

END

Re 82-5154

13 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 480,000 of its ordinary shares on Wednesday, 13 March 2002 at a price of 324.12p per share.

END

Re 82-5154

14 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 190,000 of its ordinary shares on Thursday, 14 March 2002 at a price of 321.29 per share.

END

Re 82-5154

15 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 300,000 of its ordinary shares on Friday, 15 March 2002 at a price of 319.82p per share.

END

Re 82-5154

18 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 270,000 of its ordinary shares on Monday, 18 March 2002 at a price of 319p per share.

END

Re 82-5154

19 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 400,000 of its ordinary shares on Tuesday, 19 March 2002 at a price of 318.27p per share.

END

Re 82-5154

20 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 250,000 of its ordinary shares on Wednesday, 20 March 2002 at a price of 309p per share.

END

Re 82 - 5154

21 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 250,000 of its ordinary shares on Thursday, 21 March 2002 at a price of 309p per share.

END

82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 514,223 Ordinary Shares in Bradford & Bingley plc at 305.11p per share on 25 March 2002. Options, subject to the Scheme rules, were granted during 2001 and 2002 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

26 March 2002

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 135,000 Ordinary Shares in Bradford & Bingley plc at 309p per share on 22 March 2002. Options, subject to the Scheme rules, were granted during 2001 and 2002 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

25 March 2002

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Rosemary Prudence Thorne

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Rosemary Prudence Thorne

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sharesave grant of options

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

22 March 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

22 March 2002

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

01.05.05 - 01.11.02

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary Share of 25 pence

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

252.67 pence

22) Total number of shares or debentures over which options held following this notification

1,609

23) Any additional information

These options, subject to Bradford & Bingley 2000 Share Save Scheme, were granted over these shares on 22 March 2002 by Bradford & Bingley QUEST.

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....25 March 2002.